UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file no. 1-3295
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.
The Chrysler Building
405 Lexington Avenue
New York, New York, 10174-0002

Report of Independent Registered Public Accounting Firm

The Savings and Investment Plan Committee
of Minerals Technologies Inc.:

We have audited the accompanying statements of net assets available for benefits of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 23, 2009

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,

	2008	2007

Assets:
Investments, at fair value (Notes 3 & 4):
Cash and cash equivalents	$698	$--
In securities of participating employer	16,904	28,833
In securities of unaffiliated issuers:
Common stock	15,878	23,828
Common collective funds	19,510	33,176
Pooled separate account	31,615	29,256
Mutual funds	40,204	70,957
Loans to participants	2,961	3,161

Total investments, at fair value	127,770	189,211

Cash and cash equivalents- non-interest bearing	674	1,014

Net assets available for benefits, at fair value	128,444	190,225

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (Note 2)	4,900	200

Net assets available for benefits	$133,344	$190,425

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,

	2008	2007

Additions (reductions) to net assets attributed to:
Investment (loss) income :
Net appreciation (depreciation) in fair value of investments (Note 3)	$(47,736)	$7,494
Dividends	2,870	2,283
Interest	1,780	1,684

Investment (loss) income	(43,086)	11,461

Contributions:
Participants	6,950	7,414
Participants' rollovers	515	383
Employer	3,197	3,398

Total contributions	10,662	11,195

Total additions (reductions)	(32,424)	22,656

Reductions from net assets attributed to:
Benefits paid to participants	24,452	27,236
Administrative expenses (Note 7)	205	191

Total reductions	24,657	27,427

Net decrease	(57,081)	(4,771)

Net assets available for benefits:
Beginning of year	190,425	195,196

End of year	$133,344	$190,425

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2008 and 2007
(1)	Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the Plan Sponsor or Company). Employees become eligible to participate in the Plan on the date of their employment.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions

Participants may elect to contribute between 2% and 20% of eligible earnings. Contributions may be made on a before-tax basis, on an after-tax basis, or on a combined basis. Employee contributions of up to 2% of eligible compensation are matched 100% by the Company and the next 4% are matched 50% by the Company. Employee contributions in excess of 6% are not matched. The Company's matching contributions are invested solely in the Company's common stock. Participants can, at any time, transfer or reallocate amounts held in the MTI Common Stock Fund to another fund under the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The maximum before-tax contribution limit for participants under age 50 generally was $15,500 for 2008 and 2007. However, a participant's contributions may be further increased or reduced based on the rules and regulations of the Internal Revenue Code (IRC).

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or loss, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are fully vested in the entire value of their accounts at the time of contribution.
Investment Options
Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options as of December 31, 2008:
New York Life Insurance Anchor Account III: This fund is a New York Life Insurance Company pooled separate account which invests in fixed income securities.

Julius Baer Total Return Bond Fund: This fund normally invests at least 80% of net assets in investment-grade fixed income securities issued by governments and corporations in developed and emerging markets. The fund also invests in derivatives and forward contracts.

SSgA Aged Based Strategy Funds: These funds are designed to incorporate a broad range of asset classes to provide diversification of returns and risks consistent with a stated time horizon. The Strategy Funds asset mix becomes progressively more conservative over time as the Strategy target date grows nearer. The Strategy Target dates range from 2010 to 2045. The investments are in a combination of U.S. Stocks, International Stocks, Bonds and Cash.

American Beacon Large Cap Value Fund: The fund normally invests at least 80% of assets in equity securities of large market capitalization U.S. companies.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2008 and 2007

American Funds - Fundamental Investors Funds: This fund invests primarily in common stocks and may invest significantly in securities of issuers domiciled outside the U.S. and Canada and not included in the S&P 500 Composite Index.

Barclays Global Investors Equity Index Fund: This fund invests in the same stocks held in the Standard & Poors Index.

Mainstay Balance Fund: This fund is invested in stocks, bonds and cash equivalents. Approximately 60% of the fund is invested in mid and large capitalization stocks, and 40% in fixed income securities and cash equivalents.

American Funds - The Growth Fund of America: This fund primarily invests in high potential growth companies. It may also invest up to 15% of assets in securities domiciled outside the U.S. and Canada and not included in the S&P 500 Index.

SSgA Russell 2000 Index Strategy Fund: This fund is designed to match the risk and return of the Russell 2000 Index, a broadly based average of the U.S. equity market.
SSgA S&P Midcap 400 Index Strategy Fund: This fund is designed to match the risk and return of the Standard & Poor's 400 Index, a broadly based average of the U.S. equity market.

MTI Common Stock Fund: This fund invests in the Company's common stock. Prior to 2007, the MTI Common Stock Fund included both participant-directed and non-participant-directed investments. Effective January 1, 2007, the MTI Common Stock Fund is a participant-directed fund. All Company matching contributions are invested in this fund, and once deposited, the investments are participant-directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc. The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established. No new contributions or transfers can be made into this fund, however, participants are allowed to transfer balances from this fund into other investment options.

Mainstay International Equity Fund: This fund invests in a broad range of international stocks traded in public markets.
Mutual Fund Window: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds.
Participant Loans

Participants may borrow from their accounts an amount up to $50,000 or 50 percent of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25 percent to 10.50 percent, which are fixed at the time of the loan and which are commensurate with prevailing rates as determined quarterly by the Plan administrator. At December 31, 2008, there were 391 individual loans outstanding, carrying an average interest rate of 7.5 percent, with maturities through 2018.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account. In-service withdrawals may also be made under certain circumstances.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2008 and 2007
(2)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Short-term investments are recorded at cost, which approximates fair value. The common stock within the MTI Common Stock Fund, Pfizer Common Stock Fund, and the shares of the mutual funds held in the brokerage account are valued using quoted market prices. Common collective funds and the pooled separate account are stated at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund. The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund. Loans receivable from participants are valued using a discounted cash flow model.

The Plan follows the provisions of Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The funds in the pooled separate account are invested in benefit responsive investments contracts and are presented at fair value in the statements of net assets available for benefits with a corresponding adjustment to contract value and are presented at contract value in the statement of changes in net assets available for benefits. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade date basis. The net appreciation (depreciation) in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents approximate fair value because of the short maturities of those instruments.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements

On April 9, 2009, the FASB issued FSP No. FAS 157-4 Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for reporting periods ending after June 15, 2009, and is applied prospectively. The Company does not expect the provisions of FSP FAS 157-4 to have a material effect on the Plan's financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2008 and 2007
(3)	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets:

(in thousands)	December 31,

	2008	2007

MTI Common Stock Fund,
413 units and 431 units, respectively	$16,904	$28,833

Pfizer Common Stock Fund,
890 units and 1,048 units, respectively	$15,758	$23,828

New York Life Insurance Anchor Account III,
34,990 units and 29,038 units, respectively **	$31,615	$29,256

American Funds - Fundamental Investors Fund,
493 units and 569 units, respectively	$12,294	$24,117

Barclays Global Investors Equity Index Fund,
1,841 units and 2,208 units, respectively	$15,616	$29,692

Mainstay Balanced Fund,
526 units and 705 units, respectively	$10,101	$18,512

Mainstay International Equity Fund,
908 units and 1,077 units, respectively	$9,666	$16,791

**	Contract value as of December 31, 2008 and December 31, 2007 of the New York Life Insurance Anchor Account was $36,515 and $29,456, respectively. Amounts presented in the table reflect fair value.

For the years ended December 31, 2008 and 2007, the Plan's investments (depreciated) appreciated (including gains and losses on investments bought and sold, as well as those held during the year) in value by $(47,736) and $7,494, respectively, as follows:
(in thousands)	Year Ended December 31,

	2008	2007

Common stock	$(15,396)	$795
Common collective funds	(11,293)	6,034
Mutual funds	(21,047)	665

Total	$(47,736)	$7,494

The average yield of the underlying assets earned by the Plan from the New York Life Insurance Anchor Account III was 4.48% and 4.69% at December 31, 2008 and 2007, respectively. The average crediting interest rate was 4.18% and 4.94% at December 31, 2008 and 2007, respectively.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2008 and 2007

(4)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards 157, "Fair Value Measurements" (SFAS 157) for its financial assets and liabilities. SFAS 157 defines fair value as an exchange price that would be received for an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.
Equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued using quoted market prices.

Common collective funds: Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.

Pooled separate account: Valued at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Participant loans: Valued at fair value using a discounted cash flow model.

The following table sets forth by level, within SFAS 157's fair value hierarchy, the Plan's financial assets at fair value as of December 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2008 and 2007
(in thousands)	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total Assets measured at Fair Value at December 31, 2008

Cash and cash equivalents	$698	$--	$--	$698

Common collective funds	$--	$19,510	$--	$19,510

Pooled separate account	$--	$31,615	$--	$31,615

Mutual funds	$37,655	$--	$--	$37,655
Mutual funds -
Participant-Directed Brokerage Account	$2,549	$--	$--	$2,549

Total mutual funds	$40,204	$--	$--	$40,204

Common stock	$32,662	$--	$--	$32,662
Common stock -
Participant-Directed Brokerage Account	120	--	--	120

Total common stock	$32,782	$--	$--	$32,782

Participant loans	$--	$--	$2,961	$2,961

Total investments	$73,684	$51,125	$2,961	$127,770

The following table presents a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

Year Ended December 31, 2008

Participant loans

( in thousands)
Beginning balance at January 1, 2008	$3,161
New loans issued	1,389
Principal payments	(1,447)
Loan defaults	(142)

Ending balance at December 31, 2008	$2,961

Transfers between Level 1 or Level 2 and Level 3 are considered to occur at the beginning of the period. There were no transfers or realized (unrealized) gains or losses during the period.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2008 and 2007
(5)	Plan Terminations

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination. No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(6)	Tax Status

The Internal Revenue Service (IRS) determined and informed the Company by a letter dated January 15, 2009, that the Plan and related Trust established thereunder are properly designed and, thus qualified and are tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (IRC). The Company and legal counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Administrative and Investment Advisor Costs

All costs of administering the Plan are paid by the Plan. Fees paid by the Plan for investment management services and trustee expenses amounted to $205,000 and $191,000 for the years ended December 31, 2008 and 2007, respectively. Participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the Mutual Fund Window. Investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. Investment advisory fees and costs are deducted and reflected in the net appreciation (depreciation) in the fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

(8)	Related-Party Transactions

Certain Plan investments are shares of commingled funds managed by State Street Global Advisors (SSgA), an affiliate of State Street Bank and Trust Company. State Street Bank and Trust Company and CitiStreet were the Trustee and recordkeeper, respectively as defined by the Plan until September 13, 2007 and, therefore, these transactions qualified as party-in-interest transactions.

Effective September 14, 2007, New York Life Insurance Company became Trustee and record keeper of the Plan. Certain Plan investments in the pooled separate account and mutual funds are managed by New York Life Investment Management LLC, an affiliate of New York Life insurance Company.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.

(9)	Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer common stock funds, which principally invest in securities of a single issuer.

The Plan investments include a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances. Plan investments included a variety of investment that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2008 and 2007
(10)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2008 and 2007, respectively, to the Form 5500 (in thousands):

	December 31,

	2008	2007

Net assets available for benefits
per the financial statements	$133,344	$190,425
Less: Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(4,900)	(200)

Net assets available for benefits per the Form 5500	$128,444	$190,225

The following is a reconciliation of total investment income per the financial statements for the year ended December 31, 2008 and 2007, respectively, to the Form 5500 (in thousands):
	December 31,

	2008	2007

Total investment (loss) income, per the financial statements	$(43,086)	$11,461

Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - current period	(4,900)	(200)

Adjustment from contract value to fair value for fully benefit-
responsive investment contracts - prior period	200	291

Total investment (loss) income per the Form 5500	$(47,786)	$11,552

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2008 and 2007, respectively, to the Form 5500 (in thousands):
	Year Ended December 31, 2008	Year Ended December 31, 2007

Benefits paid to participants per the financial statement	$24,452	$27,236
Adjustments for amounts allocated to withdrawing participants
- prior period	--	(1,861)

Benefits paid to participants per Form 5500	$24,452	$25,375

Amounts allocated to withdrawing participants were recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007 but not yet paid as of that date.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008
(in thousands)
(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Cash and Cash Equivalents:
	Participant-Directed Brokerage Account - Cash and Cash equivalents	various mutual fund cash accounts		$698	$698

	Pooled Separate Account:

*	New York Life Insurance Anchor Acct III	34,990	units	$36,515	$31,615

	Common Collective Funds:

	Age Based 2010 Strategy
	SSgA Age Based 2010 Strategy Fund	10	units	$183	$156

	Age Based 2015 Strategy
	SSgA Age Based 2015 Strategy
	Non-Lending Fund	50	units	$556	$448

	Age Based 2020 Strategy
	SSgA Age Based 2020 Strategy
	Lending Fund	33	units	$807	$620
	Age Based 2025 Strategy
	SSgA Age Based 2025 Strategy Fund	67	units	746	$566

	Age Based 2030 Strategy
	SSgA Age Based 2030 Strategy Fund	10	units	$318	$226

	Age Based 2035 Strategy
	SSgA Age Based 2035 Strategy Fund	44	units	$488	$345

	Age Based 2040 Strategy
	SSgA Age Based 2040 Strategy Fund	1	unit	$28	$21

	Age Based 2045 Strategy
	SSgA Age Based 2045 Strategy Fund	26	units	$304	$211

	Barclays Global Investors Equity Index Fund	1,841	units	$24,182	$15,616

	SSgA Russell 2000 Index Strategy Fund	21	units	$463	$356

	SSgA S&P Midcap 400 Index Strategy Fund	36	units	$1,209	$935

	Age Based Lifetime Strategy
	SSgA Age Based Lifetime Income Strategy Fund	1	unit	$11	$10

	Total Commingled Funds			$29,295	$19,510

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Mutual Funds:

	American Beacon Large Cap Value Fund	75	units	$1,631	$981

	Julius Baer Total Return Bond Fund	224	units	$2,980	$2,832

	American Funds - Fundamental Investors Fund	493	units	$21,134	$12,294

*	Mainstay Balanced Fund	526	units	$14,330	$10,101

	American Funds - The Growth Fund of America	88	units	$2,969	$1,781

*	Mainstay International Equity Fund	908	units	$14,776	$9,666

	Mutual Fund Window
	Participant-Directed Brokerage Account	various mutual fund investments		$2,549	$2,549

	Total Mutual Funds			$60,369	$40,204

	Common Stock:

*	MTI Common Stock Fund
	Minerals Technologies Inc.
	Common Stock	413	units	$26,801	$16,904

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	890	units	$21,613	$15,758

	Participant-Directed Brokerage Account - Common Stock	various common stock investments		$120	$120

	Participant Loans:

*	Participant Loans
	Participant Loans	391 participant loans with interest rates ranging from 4.25% to 10.50%		2,961	$2,961

	Total				$127,770

* Parties in interest, as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan
By:	/s/ John A. Sorel

John A. Sorel Senior Vice President - Finance and Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 23, 2009